ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

October 22, 2012

Division of Corporation Finance

Mr. Kevin Dougherty

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Delek Logistics Partners, LP (the “Partnership”)
Registration Statement on Form S-1
File No. 333-182631

Dear Mr. Dougherty:

This letter relates to the Partnership’s Registration Statement on Form S-1, as amended through Amendment No. 3 filed on October 16, 2012. On behalf of the Partnership, we hereby provide the following proposed price range and unit number information to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”) for the Commission’s review. Such Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units (the “Common Units”) is expected to be between $19.00 and $21.00 per Common Unit, based on 8,000,000 Common Units offered to the public in connection with the Offering and 11,999,258 Common Units expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly.

To the extent that you have any questions regarding this letter, please do not hesitate to contact the undersigned at 713.229.1734 or A.J. Ericksen of this office at 713.229.1393. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Gerald M. Spedale
Gerald M. Spedale

Enclosure